Filed Pursuant to Rule 433

Dated December 4, 2017

Registration Statement: No. 333-200939

The Charles Schwab Corporation

$800,000,000 2.650% SENIOR NOTES DUE 2023

$700,000,000 3.200% SENIOR NOTES DUE 2028

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware Corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Stable, A / Stable, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	December 4, 2017

Settlement Date (T+3):	December 7, 2017

Interest Payment Dates:	January 25 and July 25, commencing on July 25, 2018

Interest Record Dates:	January 10 and July 10

	2.650% Senior Notes due 2023 (the “2023 Notes”)	3.200% Senior Notes due 2028 (the “2028 Notes”)

Principal Amount:	$800,000,000	$700,000,000

Maturity Date:	January 25, 2023	January 25, 2028

Benchmark Treasury:	2.000% due November 30, 2022	2.250% due November 15, 2027

Benchmark Treasury Price / Yield:	99-09 / 2.153%	98-25+ / 2.387%

Spread to Benchmark Treasury:	+53 bps	+83 bps

Yield to Maturity:	2.683%	3.217%

Coupon:	2.650%	3.200%

Public Offering Price:	99.840%	99.850%

Gross Proceeds to CSC:	$798,720,000	$698,950,000

Underwriting Discounts or Commissions per note paid by CSC:	0.60%	0.65%

Aggregate Underwriting Discounts or Commissions paid by CSC:	$4,800,000	$4,550,000

Net Proceeds to CSC (after underwriting discounts and commissions, but before deducting offering expenses):	$793,920,000	$694,400,000

Optional Redemption: Make-Whole Call:	On or after July 1, 2018 and prior to December 25, 2022, CSC may redeem some or all of the 2023 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2023 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 10 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.	On or after July 1, 2018 and prior to October 25, 2027, CSC may redeem some or all of the 2028 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2028 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Par-Call:	On or after December 25, 2022, CSC may redeem some or all of the 2023 Notes at any time at a redemption price equal to 100% of the principal amount of the 2023 Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.	On or after October 25, 2027, CSC may redeem some or all of the 2028 Notes at any time at a redemption price equal to 100% of the principal amount of the 2028 Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

CUSIP / ISIN:	808513 AT2 / US808513AT29	808513 AU9 / US808513AU91

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Senior Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc. Lloyds Securities Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

CAPITALIZATION – AS ADJUSTED

The following table sets forth the consolidated cash and cash equivalents and capitalization of the Issuer at September 30, 2017, as adjusted for the offering of $800 million of the 2023 Notes and $700 million of the 2028 Notes.

(In millions)	(as Adjusted for this offering)
Cash and cash equivalents	$13,738
2023 Notes offered hereby (1)	$792
2028 Notes offered hereby (2)	$693
Total debt	$4,753
Total capitalization	$22,780

(1)	Represents the aggregate principal amount of the 2023 Notes offered hereby, reduced by the underwriting discount ($4,800,000), public offering price discount ($1,280,000) and our estimated offering expenses on a pro rata basis ($1,552,000).
(2)	Represents the aggregate principal amount of the 2028 Notes offered hereby, reduced by the underwriting discount ($4,550,000), public offering price discount ($1,050,000) and our estimated offering expenses on a pro rata basis ($1,358,000).

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Goldman Sachs & Co. LLC toll free at (866) 471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or Morgan Stanley & Co. LLC at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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